Exhibit 99.2

PRESS RELEASE

Sanofi Appoints Carsten Hellmann and David Meeker

to the Executive Committee

Paris, France - July 31, 2013 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today the appointment of two new members to the Executive Committee, effective September 1st, 2013.  Carsten Hellmann joins Sanofi from Chr. Hansen Holding A/S and will take the position of Executive Vice President Merial, our Animal Health Division, following the decision of Jose Barella to leave the company to pursue other opportunities. He will be based in Lyon and will sit on the Executive Committee. David Meeker, MD, currently CEO Genzyme and member of the Global Leadership Team, will join the Executive Committee as Executive Vice President, Genzyme.

Jose Barella joined Merial in 2001 as Head of the Companion Animals Franchise and worked through a number of roles with increasing responsibilities, becoming Executive Chairman in 2007. He played a key role in the development of Merial over the years and in the successful integration of Merial into the Sanofi family.

In his previous role, Carsten was Executive Vice President, Global Sales, Chr. Hansen Holding A/S, a position he took upon joining the company in 2006. Chr. Hansen Holding A/S is a global biopharmaceutical company that specializes in natural ingredient solutions for the food, nutritional, pharmaceutical and agricultural industries.

Merial, the Animal Health Division of Sanofi, is the world’s third-largest animal health company and the leader in companion animal products, rabies vaccines and foot-and-mouth vaccines with sales of more than 2 billion euros.  A fully-fledged member of the Sanofi family since 2011, there are a number of significant opportunities for Merial that remain untapped, particularly in production animals and emerging markets. As Head of Merial, Carsten will be tasked with bringing the opportunities to fruition.

“Throughout his career, Carsten has gained an impressive reputation for building successful businesses. He has a wide and varied experience in life sciences, pharma and diagnostics. I am confident that with his expertise across the value chain from R&D, industrial affairs and through to business development and commercial sales, he will accelerate the growth of this promising division. I would like to thank Jose for his energy and commitment to the Group and wish him all the best in his future endeavours,” said Christopher A. Viehbacher, CEO Sanofi.

On David Meeker’s appointment, Christopher A. Viehbacher added, “David’s leadership is testament to his talent and passion for patients. David has a deep knowledge of the rare diseases business and has developed a deep understanding of what physicians and patients need. This same commitment to patients is ever more crucial as Genzyme launches two important new medicines to help those with multiple sclerosis. David will be a valuable addition to the Executive Committee and I am pleased to welcome him onboard.”

David Meeker was appointed CEO, Genzyme, in November 2011 following the acquisition of Genzyme by the Sanofi Group in February 2011. Under his leadership, a new organization was put in place maximizing Genzyme’s unique expertise and know-how, while leveraging Sanofi’s scale and capabilities. The new organization incorporates the Rare Disease business and the Multiple Sclerosis franchise as well as associated R&D, manufacturing and support functions. With two new multiple sclerosis medicines, Aubagio® and LemtradaTM, recently receiving positive opinions from the European Medicines Agency (EMA), the business is set on a trajectory of growth.

About Carsten Hellmann

A Danish citizen, Carsten has broad exposure to the Life Sciences environment through diverse senior management and CEO roles across the medical equipment/instrumentation, human health/pharma and food/dairy ingredients sectors. Carsten began his career in 1990 at Radiometer Medical A/S as a product specialist before moving into a product manager role.  He joined Novo Nordisk in 1993 and over his three year tenure, held different roles in marketing, business development, strategic alliances and business intelligence. He joined Synthelabo in 1996 and began building his reputation by strongly impacting that business.

In 1997, he joined Pronosco A/S, a diagnostics start-up specialized in osteoporosis and was recruited to join Nunc as CEO three years later in 2000, where he oversaw the P&L and entire value chain of the company, from R&D to sales. After the acquisition by Fisher Scientific, Carsten oversaw the integration processes. He joined Chr. Hansen Holding A/S, in 2006 as Executive Vice President Global Sales and member of the executive management and board. Under his leadership, the growth of the company rose from 4% per annum to a current 10% level increasing profitability from 13% to 27% at the same time. Carsten undertook his first degree in Business Administration in Copenhagen in 1989 before completing an MSc in the UK in Information Management & Technology in 1990.

About David Meeker, M.D.

An American citizen, David joined Genzyme in 1994 as Medical Director to work on the Cystic Fibrosis Gene Therapy program. In 1998, he was appointed Senior Vice President, Medical Affairs, before taking up the role of Senior Vice President for Therapeutics Europe. In 2003, he was appointed President of LSD Therapeutics, the rare disease business where he oversaw the global launches of Aldurazyme, Fabrazyme and Myozyme. He was promoted to Executive Vice President of therapeutics, biosurgery and corporate operations in 2008.

With deep knowledge of the diseases, the unmet need and the business, he was promoted to Chief Operating Officer of Genzyme in 2010. He played an important role in the integration after the acquisition of Genzyme by the Sanofi Group. He was subsequently appointed CEO Genzyme, in November 2011. Prior to joining Genzyme, David was the director of the pulmonary critical care fellowship at the Cleveland Clinic and an assistant professor of medicine at Ohio State University. David attended Dartmouth College and received his M.D. from the University of Vermont Medical School. He completed the Advanced Management Program at Harvard Business School in 2000.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Frederic Lemonde-San	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

Composition of the Executive Committee, effective September 1, 2013

Christopher A. Viehbacher • Chief Executive Officer • Chairman of Genzyme	Karen Linehan • Executive Vice President, Legal Affairs and General Counsel

Olivier Charmeil • Executive Vice President, Sanofi Pasteur	Philippe Luscan • Executive Vice President, Global Industrial Affairs

Jérôme Contamine • Executive Vice President, Chief Financial Officer	David Meeker • Executive Vice President, Genzyme

David-Alexandre Gros • Executive Vice President, Chief Strategy Officer	Roberto Pucci • Executive Vice President, Human Resources

Peter Guenter • Executive Vice President, Global Commercial Operations	Pascale Witz • Executive Vice President, Global Divisions & Strategic Development

Carsten Hellman • Executive Vice President, Merial	Elias Zerhouni, MD • President, Global R&D